Exhibit 99.1

Viomi Technology Co., Ltd Announces Board Changes

GUANGZHOU, China, February 10, 2026 -- Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading technology company for home water solutions in China, today announced that its board of directors (the "Board") has appointed Mr. Qian Sun as a director, effective from February 10, 2026. Mr. Sun will replace Mr. De Liu who resigned from the Board for personal reasons effective from February 10, 2026.

Mr. Sun brings a wealth of experience in finance, capital markets and corporate governance to Viomi’s Board. He currently serves as the General Manager of the Strategic Investment Department of Xiaomi Group ("Xiaomi") and as President of Airstar Digital Technology, an indirect wholly-owned subsidiary of Xiaomi. He joined Xiaomi in July 2017 and has since held rotating positions in the Group’s Strategy Department, Internet Business Department and China Region. From March 2021 to November 2025, he served as Vice President of Xiaomi Group’s Finance Department, responsible for the Company’s overall financial operations. Prior to joining Xiaomi, Mr. Sun spent 12 years at PricewaterhouseCoopers, where he specialized in audit and consulting services for the TMT industry.

The Company is pleased to welcome Mr. Sun to the Board, where his collective expertise and experience will be an asset to the Company’s development. At the same time, the Company extends its sincere gratitude to Mr. Liu for his valuable contributions to the Company throughout his tenure on the Board.

About Viomi Technology

Viomi’s mission is “AI for Better water,” utilizing AI technology to provide better drinking water solutions for households worldwide.

As an industry-leading technology company in home water solutions, Viomi has developed a distinctive “Equipment + Consumables” business model. By leveraging its expertise in AI technology, intelligent hardware and software development, the Company simplifies filter replacement and enhances water quality monitoring, thereby increasing the filter replacement rate. Its continuous technological innovations extend filter lifespan and lower user costs, promoting the adoption of water purifiers and supporting a healthy lifestyle while effectively addressing the rising global demand for cleaner, fresher and healthier drinking water. The Company operates a world-leading “Water Purifier Gigafactory” with an integrated industrial chain that boasts optimal efficiency and facilitates continuous breakthroughs in water purification. This state-of-the-art facility enables Viomi to achieve economies of scale and accelerate the global popularization of residential water filtration.

For more information, please visit: http://ir.viomi.com.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

Claire Ji

E-mail: ir@viomi.com.cn

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: viomi@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com